Exhibit 10.29

April 16, 2004

Michael R. Cunningham

14 Island Drive

Wrightsville Beach, NC 28480

Dear Michael:

We are pleased to offer you the position of General Counsel at Red Hat, Inc. (“Red Hat” or the “Company”). Your start date is scheduled for June 1, 2004 and you will report to Matthew Szulik, CEO.

Compensation and Benefits

Your initial salary will be $210,000.00 on an annualized basis, to be paid in accordance with the customary pay procedures established by the Company as modified from time to time. Currently, salaries are paid twice per month. In addition, you will also be eligible to participate in Red Hat’s Variable Compensation Plan at a 25% target level and Red Hat’s other regular benefit plans. Red Hat currently offers the following benefits:

•	Comprehensive major medical/dental/vision insurance plan

•	Flexible benefits plan for payment of medical and/or dependent care expenses

•	Life Insurance

•	401k

•	Short and Long Term Disability

•	Employee Stock Purchase Plan

•	Educational Reimbursement

You will be eligible to participate in these and other benefit programs subject to the terms and conditions established by the Company from time to time. For a more detailed understanding of the benefits and the eligibility requirements, please consult the summary plan descriptions for the programs which will be made available to you. The Company has the right to change, modify or terminate any existing benefits or your salary at any time.

In addition, and subject to the approval of the Company’s Board of Directors, the Company will grant you 100,000 stock options, pursuant to the terms and conditions of the Company’s 1999 Stock Option Plan, as amended, (the “Plan”). The exercise price shall be the fair market value of the shares at the time of grant by the Board of Directors. All options will be issued on the next grant date in accordance with our stock option plan.

To assist you in your relocation from Wrightsville Beach to the Raleigh, North Carolina vicinity, you will be provided with a lump sum amount of $20,000 to cover expenses related to your move. This amount will be reduced by applicable taxes and payable in your first paycheck. Please understand that this amount represents taxable income to you in 2004 and as such will be reported as part of your 2004 W-2 compensation. In addition, Red Hat will pay for all reasonable moving expenses of your household goods from their two locations – Wrightsville Beach and the location where you have goods in storage. Should you resign from Red Hat during the first two years of employment, you will be required to reimburse the Company a prorated amount of the relocation allowance.

Terms and Conditions of Employment

By accepting this offer of employment, you warrant to Company that you are available to render services as contemplated herein. Specifically, it is a condition of this offer that you are not subject to a restrictive covenant or other prohibition that would prevent you from working in this capacity (i.e., that you have not entered into any agreements with previous employers which are in conflict with your obligations to Red Hat).

You also will be required to sign Red Hat’s Non-Competition and Employee Non-Disclosure and Developments Agreement(s) as a condition of your employment with the Company. This Agreement is enclosed. The Agreement must be signed and returned to the Company on or before May 14, 2004.

Your employment will be terminable at will, which means that either you or the Company may terminate your employment at any time and for any or no reason.

Please sign the letter where indicated below to acknowledge your acceptance of this offer. This offer will terminate if not accepted, signed, and returned by April 23, 2004.

Michael, we look forward to your favorable response and welcome you to the Red Hat team!

Sincerely,

/s/ Mary Sutton
Mary Sutton
Vice President, Human Capital

cc: Matthew J. Szulik

Agreed to and accepted:     /s/ Michael Cunningham          Date: 4/22/04